(312) 269-8962
mblount@seyfarth.com
February 14, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	India Globalization Capital, Inc. Amendment No. 6 to Registration Statement on Form S-1 Registration Statement No. 333-124942
Dear Mr. Reynolds:
     India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 6 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with five paper copies of Amendment No. 6, marked to show the changes made from Amendment No. 5 to the Registration Statement which was filed with the Commission on November 2, 2005. The changes reflected in Amendment No. 6 are intended to respond to the comments set forth in your letter dated November 17, 2005 (the “Comment Letter”). The supplemental information and changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the Prospectus included in Amendment No. 5 to the Registration Statement. In addition, certain additional changes have been made as described below.
     General
     1. The structure of the offering was negotiated by the Company and the underwriters based on market conditions and a general analyses, in terms of cash and leverage ratios, of what it would take, based on management’s industry knowledge and review of publicly-traded companies in the business process outsourcing, information technology, and infrastructure sectors in India, to acquire a mid-sized company in India in those industries. Disclosure to that effect is set forth on page 57 of the Prospectus under “Underwriting — Pricing of Securities.” In addition, the structure of

Securities and Exchange Commission
Attn: John Reynolds
February __, 2006

the offering was determined by taking into consideration changing market conditions with respect to “blank check” company offerings in general, particularly during the several month period immediately preceding the Company’s most recent filing.
     The original amount of the offering was for securities with an aggregate offering price of $120,000,000. Based on the structure of the offering, that permitted the Company to consider acquisitions valued at $96,000,000 or more. Our research now shows that there are more acquisition opportunities in the price range established by the $60,000,000 aggregate offering price, which will allow the Company to consider acquisitions valued at $48,000,000 or more.
     The approximately $55,000,000 escrow funding level was considered an appropriate escrow amount to accomplish the Company’s goals and is in excess of the $50,000,000 market capitalization requirement for listing on the American Stock Exchange.
     2. The after market warrant purchase obligation of Mr. Mukunda has been eliminated. In place of Mr. Mukunda’s warrant purchase obligation, the officers and directors of the Company have agreed to purchase an aggregate of 170,000 units in a private placement prior to the offering. The shares comprising the units purchased by the officers and directors may not be sold, assigned or transferred until the Company consummates a business combination. The officers and directors purchasing units in the offering have agreed to waive their right to any liquidation distributions with respect to those shares in the event the Company fails to consummate a business combination.
     3. The Company plans to comply with Listing Standard 3 of the Listing Standards for U.S. Companies as promulgated by the American Stock Exchange. Listing Standard 3, as relevant to this offering, provides that to be listed on the American Stock Exchange a company must meet the following:

•	Shareholders’ Equity	$4,000,000

•	Total Market Capitalization	$50,000,000

•	Distribution	400 public shareholders and 1 million shares

•	Market Value	$15,000,000
     Following the offering, as disclosed in the Prospectus, the Company will meet all of the listing standards based upon the objective terms of the offering, except the 400 public shareholder requirement, which will depend upon the selling efforts of the underwriters. The underwriters, based on discussions with the Company and the American Stock Exchange, expect to meet or exceed the 400 public shareholder requirement by using their own retail sales offices and institutional departments.
     4. The amount of compensation to be allowed or paid to the underwriters was cleared by the NASD on August 17, 2005. The principal reviewer’s name was D’Mara Jeffries, the second

Securities and Exchange Commission
Attn: John Reynolds
February __, 2006

examiner was Eugene Buchanan. A copy of the “no objection” letter was faxed to Tom Kluck on August 18, 2005, however, we will provide the staff with an additional copy of the “no objection” letter prior to effectiveness of the Registration Statement.
     5. Exhibit 10.8 (the Warrant Purchase Agreement) has been deleted. In place of the Warrant Purchase Agreement the officers and directors of the company will purchase 170,000 units in a private placement prior to the offering. See the description above in response to Comment No. 2.
     6. We have added language on page 7 of the Prospectus to make it clear that the common stock voted by the “public stockholders” in connection with the vote required for an initial business combination does not include any common stock owned or voted by the existing stockholders. We have made corresponding changes to the same disclosure on pages 40 and 52 of the Prospectus. In addition, we have clarified the definition of “public stockholders” on page 1 of the Prospectus as that definition applies to the existing stockholders.
     7. We have revised and refiled Section 6.2 of Exhibit 1.1 (the Underwriting Agreement) to provide that the Underwriting Agreement “will” instead of “may” be terminated in the event that neither the underwriters nor the Company cure a default relating to more than ten percent of the Firm Units or Option Units.
     In addition to the above described changes, we have revised the Registration Statement to reflect the following changes.
     8. Following the offering, the working capital of the Company, up to $1,500,000, will be funded from the interest earned from moneys in the escrow account, rather than withholding a portion of the proceeds to fund working capital. In order to finance the working capital, the Company’s founders will loan the Company $720,000 and the pre-IPO loans of $150,000 will be extended, for an aggregate loan principal amount of $870,000. The proceeds of the loans will be deposited into the escrow. The loans will be repaid with 4% interest from the interest earned from the funds held in the escrow.
     9. Dr. Krishna has been named Chairman of the Board of the Company. Emmanuel Nzai has resigned as Vice President of the Company and surrendered to the Company his 137,500 shares and those shares have been redistributed as follows: 100,000 shares to Dr. Krishna and 37,500 shares to Mr. Cherin.
     10. Two new Special Advisors have been added.
     11. New audited financial statements have been included.
     12. We have filed certain exhibits consistent with the changes described above.

Securities and Exchange Commission
Attn: John Reynolds
February __, 2006

     The Company appreciates the staff’s comments on Amendment No. 5 to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 269-8962.
Very truly yours,
SEYFARTH SHAW LLP
/s/ Michael E. Blount
Michael E. Blount
MEB:tbm

cc:	Tom Kluck Mike Karney Maureen Bauer Terence O’Brien Ram Mukunda John Cherin Stanley Jutkowitz Jay Kaplowitz Arthur Marcus Kristin Angelino